DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2007

Stephen D. Yslas
Corporate Vice President, Secretary
and Deputy General Counsel
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2007

Re: Northrop Grumman Corporation
Incoming letter dated January 16, 2007

Dear Mr. Yslas:

This is in response to your letter dated January 16, 2007 concerning the shareholder proposal submitted to Northrop Grumman by SEIU Master Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 Dupont Circle, Suite 900
Washington, DC 20036

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199

Direct Line: (310) 201-1630
Fax: (310) 556-4556

January 16, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Northrop Grumman Corporation – Omission of the Shareholder Proposal of Service Employees International Union, CLC Pursuant to Rule 14a-8

Ladies and Gentlemen:

As Corporate Vice President, Secretary and Deputy General Counsel of Northrop Grumman Corporation (the "Company"), a corporation organized and existing under the laws of Delaware, I request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and accompanying statement of support received on December 12, 2006 by Steve Abrecht, on behalf of the Service Employees International Union, CLC Master Trust (the "Proponent"), may be properly omitted from the Company's 2007 proxy materials (the "Proxy Materials") in reliance on Rule 14a-8(i)(3). In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, enclosed are six copies of this letter and its exhibits and a copy of this letter and exhibits is being simultaneously sent to the Proponents informing them of our intention to exclude the Proposal from the Company's 2007 Proxy Materials. Also, pursuant to Rule 14a-8(j), the Company intends to file, with the Securities and Exchange Commission, its definitive proxy statement and form of proxy for the 2007 Annual Meeting no earlier than 80 days after this date.

I. The Proposal

The Proposal, set forth in Exhibit A, states:

RESOLVED, that shareholders of Northrop Grumman Corporation ("Northrop Grumman") urge the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Northrop Grumman's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

II. The Proposal is Excludable Under Rule 14a-8(i)(3) as Vague and Indefinite

The Company believes that the Proposal may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague and contains misleading statements. Rule 14a-8(i)(3) permits an issuer to exclude a Proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

The Staff has consistently concurred with the view that a company may exclude a Proposal from its proxy materials as vague and indefinite under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004). In several no action requests regarding executive compensation, the Staff has concurred with the view that a proposal is excludable pursuant to 14a-8(i)(3) for failure to define critical terms making the proposal subject to a variety of interpretations. *See e.g.*, General Electric Co. (Feb. 5, 2003) (concurring with the company's view that the proposal was vague and indefinite for failure to define critical terms); General Electric Co. (Jan. 23, 2003) (excludable as vague and indefinite because the proposal lacked requisite definitions for important terms on executive compensation and failed to provide guidance on implementing it). Recently, after analyzing a proposal similar to that advanced here by the Proponent, the Staff granted no-action relief in Sara Lee Corp. (Sep. 11, 2006). The proposal in Sara Lee was to provide the shareholders the opportunity to vote, at each annual meeting, "on an advisory resolution, to be proposed by Sara Lee's management, to approve the report of the Compensation and Employee Benefits Committee set forth in the proxy statement." The Staff concurred with the corporation's view that the proposal was excludable under Rule 14a-8(i)(3) on the grounds that it was materially false or misleading because it failed to clearly identify the scope of what the shareholders would be voting on.

Similarly, under the current language of the Proposal, the shareholders would be unable to clearly identify the purpose and effect of their vote. The resolution "urge[s] the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution to be proposed by Northrop Grumman's management, to ratify the compensation of the named executive officers...." The Proponent fails to define critical terms, including "advisory resolution" and "ratify." Further, the two terms, coupled with the last sentence of the Proposal appear to contradict each other. According to Merriam-Webster's Dictionary of Law © 1996, "ratify" is defined as "to make valid or effective." This definition suggests that the shareholder vote would amount to an actual approval of the disclosed compensation and that shareholder ratification would be necessary to make officer compensation valid and effective. However, the final sentence of the Proposal purports to say that the vote would be non-binding, and the supporting statement further adds that the purpose of the vote is simply informative for the Board. The Proposal, therefore, is materially misleading to shareholders because, while the first clause sets out the terms of the policy to include a resolution to "ratify" the compensation of named executive officers, the disclaimer to the policy appears to indicate, to the contrary, that the vote is non-binding and would not affect the Company's compensation scheme. The failure to reconcile the terms of the Proposal with its actual intent, and the resulting inability on the part of shareholders to determine exactly what is being voted upon and the effect of that vote indicate that the Proposal is inherently vague and indefinite and thereby excludable pursuant to Rule 14a-8(i)(3).

Finally, there is fatal ambiguity resulting in an inability to determine what the Proposal would do with respect to the question exactly *what* the shareholders would be asked to "ratify." As drafted, the Proposal seeks shareholder ratification of *both* the compensation of Named Executive Officers *and* "the accompanying narrative disclosure of material factors provided to understand" the Summary Compensation Table. The concept of shareholder "ratification" of management's disclosure *to* shareholders under the Commission's proxy regulations is entirely undefined and unexplained, including any effect such shareholder "ratification" may have on shareholder rights and remedies with respect to potential claims arising from such disclosure.

III. Conclusion

Based upon the foregoing, I respectfully request that the Staff determine that it will not recommend enforcement action if Northrop Grumman Corporation excludes the Proposal from its 2007 Proxy Materials. If the Staff does not agree with the conclusions set forth herein, please contact me before you issue any formal written response. Your consideration and prompt attention to this matter is appreciated.

Respectfully submitted,

Stephen D. Yslas
Corporate Vice President, Secretary
and Deputy General Counsel

SEIU®
Stronger Together

December 12, 2006

John H. Mullan
Corporate Vice President and Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Also Via Email: barbaraendo@ngc.com

And Via Facsimile: 310-556-4556

Dear Mr. Mullan:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Northrop Grumman Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting").

The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Northrop Grumman shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held. Proof of share ownership is being sent to you, via overnight mail, immediately following this filing.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no material interest other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Attachment

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, Suite 900
Washington, DC 20036
202.730.7500

800.458.1010

www.SEIU.org

RESOLVED, that shareholders of Northrop Grumman Corporation ("Northrop Grumman") urge the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Northrop Grumman's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation, which sometimes appears to be insufficiently aligned with the creation of shareholder value. Media and government focus on the backdating of stock options has increased such investor concern. This proposed reform can help improve investor confidence in compensation practices at our company.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule, the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently, U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages (*Pay Without Performance,* 49, 2004).

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection are also a blunt and insufficient instrument for registering dissatisfaction with the way the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation at Northrop Grumman by establishing an annual referendum process. The results of such a vote would provide the board and management with useful information about how shareholders view the company's senior executive compensation reported each year, and whether compensation plans are in shareholders' best interests.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 16, 2007

The proposal urges the board of directors to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Northrop Grumman may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Northrop Grumman may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel

END